April 5, 2013

VIA EDGAR (Correspondence Filing)

Michelle Roberts

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On January 30, 2013, Northern Lights Variable Trust (the “Registrant”), on behalf of the Probabilities Fund (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 73 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 11, 2013, you provided oral comments on behalf of the staff of the Securities and Exchange Commission (the "Staff").  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

The Registrant has attached a revised version of the prospectus that reflects edits made in response to your comments.

General

1.

The filing contained certain bracketed or missing information.  Please confirm that all bracketed and missing items will be supplied by an amendment.

Response:

The Registrant confirms that any brackets will be removed prior to, and missing information will be included in, a 485(b) filing.

Cover Page

2.

Please reference the Portfolio classes to which the prospectus relates.

Response:

The Registrant has revised the disclosure as requested.

3.

Please make the name of the Portfolio as prominent as the name of the Adviser.

Response:  The Registrant has revised the disclosure as requested.  Also, please note that the Registrant has made a slight change to the Portfolio’s name.  The Portfolio’s new name is “Probabilities VIT Fund.” This change has been carried throughout the prospectus and SAI.

Prospectus Summary

4.

Given the disclosure in the second sentence of the second paragraph under “Principal Investment Strategies,” consider whether the first sentence of that paragraph should be revised to disclose something to the effect that: “The adviser uses an active trading strategy based on a proprietary rules-based trend-following methodology to determine the Portfolio’s investment in Index ETFs, Leveraged ETFs, or Cash Instruments.”

Response:

The Registrant has revised the description of the Portfolio’s Principal Investment Strategies to better convey the Adviser’s investment process – and in particular, the strategy for investing in Index ETFs and Leveraged ETFs.  As noted in the revised description below, the Adviser will typically invest in both Index ETFs and Leveraged ETFs when seeking exposure to U.S. equities, with increased weightings in Leveraged ETFs when investment trends are most favorable.  The first and second paragraphs of this section have been revised as follows:

Principal Investment Strategies: The Portfolio is a ‘‘fund of funds’’ that invests primarily in exchange-traded funds (“ETFs’’) that seek to track the performance of broad-based U.S. equity indices, principally the Standard & Poor's 500 (“S&P 500”) (“Index ETFs”).  The Portfolio also invests in ETFs that employ leverage in an effort to deliver up to twice the performance of the S&P 500 (“Leveraged ETFs”). In addition, the Portfolio may hold cash, money market instruments, or other cash equivalents (collectively, “Cash Instruments”).

The adviser uses an active trading strategy based on a proprietary rules-based trend-following methodology to determine the Portfolio’s allocation among Index ETFs, Leveraged ETFs, and Cash Instruments.  The Portfolio typically invests in either ETFs or Cash Instruments depending on the adviser’s assessment of the market.  When the adviser believes that conditions are favorable for investment in equities, the Portfolio will invest in ETFs.  During periods that the adviser believes will offer the highest probability of capital appreciation, the Portfolio will invest primarily in Leveraged ETFs; otherwise, the Portfolio will invest primarily in Index ETFs.  When the adviser believes that market conditions are unfavorable for equities, the Portfolio will invest in Cash Instruments.

5.

In the second sentence of the second paragraph under “Principal Investment Strategies,” please insert “type” after “vehicle.”  In addition, with regard to this disclosure, if applicable, consider whether you should disclose in this paragraph that there may be times where the portfolio may invest in more than one investment vehicle at a time and what conditions may precipitate this change from the investment norm.

Response:

Please see Registrant’s response to comment 4 regarding changes to the description of Principal Investment Strategies.

6.

Please add the phrase “for investors to evaluate” to the end of the first sentence under “Limited History of Operations Risk” in both risk sections of the prospectus.

Response:

The Registrant has revised the disclosure as requested.

Additional Information About Principal Investment Strategies and Related Risks

7.

Regarding the description of the adviser’s strategy under “Adviser’s Investment Strategies and Investment Process,” please use plain English instead of tactical overlay terminology, or explain it more simply.  Also, consider deleting “investment or” from the penultimate sentence of the first paragraph.

Response:

As noted in response to comments 4 and 5, the Registrant has revised the description of the Portfolio’s investment strategies to better convey the Adviser’s investment process – and in particular, the strategy for investing in Index ETFs and Leveraged ETFs.  Accordingly, the first two paragraphs under “Adviser’s Investment Strategies and Investment Process” have been revised as follows:

The adviser utilizes a rules-based, trend-following methodology that seeks to take advantage of trends and momentum in the U.S. stock market, as represented by the S&P 500.  Using a systematic approach that evaluates cyclical and seasonal trends in the market and considers the potential impact of political and macro level economic events, the adviser seeks to identify when the S&P 500 will have the highest and lowest probabilities of capital appreciation.  When trends indicate that conditions are favorable for U.S. equities, the Portfolio will seek to gain exposure to broad-based U.S. equity indices, principally the S&P 500, through investment in a combination of Index ETFs and Leveraged ETFs. The Portfolio’s weightings among Index ETFs and Leveraged ETFs will vary depending upon the adviser’s evaluation of the potential opportunity for gains, but at all favorable times will seek to provide at least 100% exposure to  U.S. equities.  During periods in which the adviser anticipates the highest probability for gains, the Portfolio will seek to maximize potential returns by increasing its weightings in Leveraged ETFs in order to achieve up to 200% exposure to broad-based U.S. equity indices, principally the S&P 500.  When trends indicate that market conditions are unfavorable for U.S. equities, the Portfolio will invest in Cash Instruments.  The Portfolio will alternate between ETFs and Cash Instruments in accordance with the adviser’s methodology.  While trends can change over time, the adviser generally expects the Portfolio to be invested in ETFs at least 60% of the time during a typical calendar year.

The adviser’s strategy is based on long-term historical analyses and does not primarily attempt to anticipate market movements based on current conditions; rather, it attempts to isolate the periods of time where the U.S. equity markets, and in particular the S&P 500, has the greatest likelihood of capital appreciation in the longer term.  The S&P 500 is an index of market capitalization weighted large- and mid-cap U.S. stocks. The adviser believes that the S&P 500 is a strong indicator of overall market performance.  Accordingly, when trends are most favorable, the adviser seeks to maximize the Portfolio’s exposure to the  S&P 500 and other broad based U.S. indices by increasing its weightings in Leveraged ETFs.

8.

Please insert “the” before “particular strategy” in the second sentence under the heading “Management Risk.”

Response:

The Registrant has revised the disclosure as requested.

Management of the Portfolio – Portfolio Manager’s Prior Performance Information

9.

Since the Portfolio Manager is not seeking to use performance from a prior advisory firm, please change the heading to either “Adviser’s Prior Performance Information” or “Prior Performance Information of Similar Accounts.”

Response:

The Registrant has changed the heading to “Adviser’s Prior Performance Information.”

10.

In the second sentence of the first paragraph, please change “Chen” to “Childrey.”

Response:

The Registrant has revised the disclosure as requested.

11.

In the second sentence of the third paragraph, please insert “if applicable, including any sales loads” after “operating expenses.”

Response:

The Registrant has revised the disclosure as requested.

12.

Please confirm that the standardized SEC method will be used to calculate the Adviser’s prior performance. If the standardized SEC method will not be used, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

The Registrant confirms that the Adviser’s prior performance, as reflected in “Related Performance Information of the Adviser,” was calculated using the standardized SEC method.

13.

Please note that if the fees and expenses of the similarly managed accounts will be lower than the fees and expenses of the Portfolio, disclosure must be added clarifying that the Portfolio’s fee structure would have lowered the prior performance results.

Response:

The Registrant anticipates that the fees and expenses of the Portfolio will be the same or lower than the fees and expenses of the similarly managed accounts used to calculate the Adviser’s prior performance.  If this should change, the Registrant will incorporate disclosure clarifying that the Portfolio’s fee structure, if applied to the similarly managed accounts, would have lowered the Adviser’s prior performance results.

How to Purchase and Redeem Shares

14.

Under “Share Classes,” please insert a brief explanation of the fee differences following the statement: “The main difference between each class is ongoing fees.”

Response:

The Registrant has added the following sentence after the statement noted above:

Class 1 shares include an annual fee of up to 0.35% of average net assets, and Class 2 shares include an annual fee of up to 0.50% of average net assets, to compensate the Distributor for the provision of account maintenance and/or distribution services to shareholders.

Statement of Additional Information

15.

Please describe the substantive provisions of the compliance consulting arrangement between Northern Lights Compliance Services, LLC and the Registrant, including the compensation structure.

Response:

The Registrant has revised the disclosure as follows.

Northern Lights Compliance Services, LLC (“NLCS”), 17605 Wright Street, Suite 2, Omaha, NE 68130, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act.  For the compliance services rendered to the Portfolio, the Portfolio pays NLCS a one-time fee of $2,500, plus an annual fee, based on Portfolio assets, ranging from $13,500 (net assets of $50 million or less) to $31,500 (net assets over $1 billion).  The Portfolio also pays NLCS for any out-of-pocket expenses.

* * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (614) 469-3347 with any questions or comments concerning the foregoing.

Sincerely,

/s/ Mark D. Maxwell

Attachment